

DIGITALLY IMPORTED

2019 Report

Dear investors,

In this update I would like to share some words about the company's experience in 2019. On one hand the company continues to thrive and make its listeners very happy. Those who discover us are happy to listen, and happy to subscribe at rates as in the past. Listeners still spend a good amount of hours on average per day as in previous years. And we continue our curation efforts as we have for decades before. On the other hand, the digital entertainment landscape has become increasingly competitive in recent years, with 2019 being no exception. Organic traffic sources such as Google no longer yield clear results as in years past. Online listening has moved on to mobile, where we get to compete with all entertainment options and not just music. For these reasons it is more costly to get in front of new potential users than it has ever been, and this results in our churn of users over time. At the present time we are not able to completely replenish some users that leave with as many new ones. However we are doing everything in our power and continue to experiment with various strategies to turn things around. On the mobile side, we have made great strides to get our churn negative again, meaning that we are continuing to add net new users on mobile. On the web, however, the churn is still not where we'd like it to be. 2020 presents a number of opportunities to experiment further and improve the service in various ways. We look forward to making it a real success.

We need your help!

Our investors are our fans, and their dedication and feedback about our service is very much appreciated. We have a private DI.FM Investors Facebook group available to communicate with us in a more open and frequent matter. All investors are welcome to be invited and to share and help through there. For investors with great digital marketing experience, we are always open to ideas on new ways we could explore getting in front of new fans at scale. Feel free to contact myself for direct communication or for that invite link to the group. Thank you.

Sincerely,

Ari Shohat

Founder and CEO

Our Mission

The global electronic music market is valued at $7.1 Billion annually, and is growing fast with a 60% increase over the past 3 years. We have grown at a steady rate since 1999, but our vision is to grow DI.FM at a more rapid pace and take advantage of the booming electronic music market while it's hot. We plan to use investment money for aggressive user acquisition and converting more listeners to active Premium subscribers. Our plans also include expanding our services in the UK and Germany.

See our full profile

How did we do this year?

Report Card

A-

The Good

- DI.FM has launched a whole new Playlists section, complete with dozens of new playlists to stream.
- Pricing experiments with Premium plans have yielded better monetization per user.
- An important curation partnership with a foreign streaming company was renewed for its second year.

The Bad

- Decrease in organic traffic continues to put pressure on churn.
- Marketing efforts with paid mobile user acquisition yielded mixed result, often being too cost prohibitive given our margins.
- It is difficult to get in front of new potential fans at scale.

2019 At a Glance

January 1 to December 31

$3,755,989 [7%]
Revenue

-$125,034
Net Loss

$1,248,906 [3%]
Short Term Debt

$0
Raised in 2017

$256,859
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

For two decades, Digitally Imported has offered electronic music fans a way to listen to the music they love. By hand-curating our entire catalog, we make it easy to find good electronic music and stream it from our website and mobile apps. With millions of registered listeners to date, users can listen for free or upgrade to our Premium service. The service is presently offered through our website, and in recent years increasingly through our native mobile apps.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $3,755,989 compared to the year ended December 31, 2018, when the Company had revenues of $4,038,496. Our gross margin was 75.52% in fiscal year 2019, compared to 77.87% in 2018.

- *Assets.* As of December 31, 2019, the Company had $658,114 in total assets, including $256,859 in cash. As of December 31, 2018, the Company had total assets of $808,674, including $311,536 in cash.

- *Net Loss.* The Company has had net losses of $125,034 and net losses of $54,622 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities*. The Company's liabilities totaled $1,355,147 for the fiscal year ended December 31, 2019 and $1,380,673 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

Our projected runway is at least 12 months before we need to raise further capital. We don't have any other sources of capital in the immediate future. We will likely not require additional financing in order to perform operations over the next year of the Company. The Company decide to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Digitally Imported, Inc. cash in hand is $256,859, as of December 2019. Over the last three months, revenues have averaged $320,000/month, cost of goods sold has averaged $78,000/month, and operational expenses have averaged $238,000/month, for an average net margin of $4,000 per month

There have been no material changes or trends in our finances or operations that occurred since the date that our financials cover.

We expect our marketing expenses to decrease over the coming year. There are expectations that revenue may decline at a rate of 6% this year due to sustained churn. The company is attempting to implement various strategies to improve this number in practice.

Net Margin: -3% **Gross Margin: 76%** **Return on Assets: -19%** **Earnings per Share: -$0.33** **Revenue per Employee: $751,198**

Cash to Assets: 39% **Revenue to Receivables: 1,491%** **Debt Ratio: 206%**

Digitally_Imported_Inc._2019_GAAP_FINANCIALS_FS_04052020.docx

We ♥ Our 590 Investors

Thank You For Believing In Us

Mohammad Saffarini
Stefan Sakalik
Ryan Unash
Kartik Gupta
Sarah Ashley
Steef Van Winkel
Juri Kipel
Jason Bingham
Isreal Pulido
Sabrina Martinez
Dammon Burden
Koichiro Hayashi
Jurjen Beukenhorst
Steve Caruth Jr.
Trasey Green
Charles Womack
Benjamin Clark
Jp Abgrall
Yosuke Kato
Paul Lipps
Eric Peterson
Tonie De Keizer
Eduardo Brunger Paperini
Daniil Garmoshka
Bigben Isdaman
John Prentice
Bharat Raj Agrawal
Joachim Frohlich
Peter Skov Johansen
Mart Cloud
LLewellyn Browne
Gabriel Laguerre
James W. Troy
John Jenks
Stephan Scheller
Henry Fong
Balint Korpa
Wendy De Los Reyes
Susie Ly
Marc Yannaco
Eramiah Eshoo
Adam Smith
Torsten Schneider Thuadh...
Felix Schneider
Keith Vigil
Oleksandr Zamkovyi
Robert Simpson
Michael Cohen
Jaime A Munoz Jr
Rodrigo Delgado Aguilar
Claus Scheiblauer
Chelsey Anderson
Alexander Gaar
Tan Quan Nguyen
Michael Hayden
Mihai Florin Amariutei
Derek Young
Benjamin Cooper
Harish PUTTA
Braden Michael McMahon
Michael Hutson
Melba Hank
Alexey Kurakin
Drew LaBarbera
Kennett Galbraith
Sean Zag
Joaquin Andrew
Fernando Trovati
Lars Arnbak
Tom Lew
Pamela Jeter
Tobias Steinlin
Serge Lambotte
Ron Nelson
Andrew Crouthamel
Ryan Wong
Fredrick Okaroh
Alexander Avanesov
Michael Castellan
Darline Tatke
Thomas Jennings
Aaron Romero
Aaron Foss
Christopher Baines
Michael Dawkins

Jimmy Adkisson
Steve Klein
David Esteve Lopez
Robert L Roseboro
Poul Foged Nielsen
Andre Van Haaften
Arnout Zandvliet
Craig Vom Lehn
Scott Weldy
Halion J Abramovitch
Jason Strauss
Gabriel Rodriguez
Nuno Reigota
Udovikov Maksym
Sergiu Moldovan
Simon Eriksen
Kirill Zaskalkin
Scott Baar
Lyubomir Angelov
Shy Juan Clemons
Paul Lee
Andrew Kraut
Radu Ciprian Zolotar
Joshua Walker
Keith Schindler
Brandon Neal
Bobby Samsel
Jay Ledu
Oguzhan Gazi Aslantas
Graeme Parker
Tanay Buddhdev
Johannes Guenther
Sidharth Aima
Nigel Robinson
Alan Jones
Muhammad Waqas Shahid
Stephan Desmoulin
Charles Panayides
Scott Reynolds
Theodor Reppe
Daniel George
Chris O'Halloran
Ross Gray
Paul Harker
Keith Korthals
Gianluigi Frattini
Sami Thompson
Kane Lingerfelt
Meng Wu
Brian T. Ferguson
Christian Blab
Viktor Kamaras
Jeremy Phillips
Neil Ireland
Zhi Wei Ng
Zach Patrick
George Weathers
Sergiy Bogomolov
Ron Van Der Starre
Pim Kahlert
Spencer Casalenuovo
Anael Del Hierro
Odd Steen
Scott Pietka
Rob Bootsman
Kim Davies
Sharon Buchanan
Jason Heinritz
Jamie Cepon
Frederik Bay Jorgensen
Micah Bridges
Sander Ruitenbeek
Kasper Gustavsson
Julian Spaeth
Marco Vallejo Jr
Alex Tate
Erik Umenhofer
Brett Simpson
Abel Diaz
Neal Sato
Vivek Yadav
Joshua Lehan
Justin Bailey
Raymond Hofman
Dominik Dorn

Antonio Aranda
Samu Kalkasmaa
Phillip Marks
Thomas Beck
Jianbao Gu
Jonathan Cobb
Shaji Zohir
Michael Fischer
Phillip Halek
Katrina Yaukey
David Sigal
Eduardo Mateos
James Wallace
Theodore Slicer Jr
Carol Paradis Ibach
Djean Axt Scholl
Cheng Shao
Asdrubal Albinana Moreno
James Maxx
Yunus Yuzer
Alexis Charytonow
Vladimir Trushkov
Alexey Gonchar
Terry Ruedger
Noel Bannon
Brett Garrett
Jonas Jakob Oberg
Rizvan Abbasoy
Bekker Jens
Cornel Hardin
Emmanuel Le Masson
Alin Vit
Lynelle Jackson
Oliver Huennies
Erik Johansson
Andre Treffert
Romar Anthony Evans Pe...
John Morales
Michael Assouline
Stephen Parker
Sten Frellesvig
Liviu Vanoaica
Randolph J Lieberman
Marvin Tam
Garlon Turner
Steve Court
Aleksandr Kononenkov
George Youssef
Chris Magor
Tomas Becklin
Abdelkarim Hamidouche
Mikael Svensson
Knoerr Etienne
Steve Dunker
Dennis Anderson
John Gale
Scott Parish
Christian Peralta
Christopher Pearson
Jon Rafkind
Craig Jocoy
Barnet M
Bryan Oley
Yohannes Tilahun
Marcus Fox
Edouard Duliege
Kevin Higgins
Vilius Zaikauskas
Maarten Veenstra
Andreas Krieger
David Runyon
Jack Gibbels
Erik Andries
Airene Rustia
Joshua Ross
Arkadiusz Duda
Michael Quest
Brian Tower
Jandre Fraser
Simon Skowronski
Benjamin Washington
Laszlo Kovacs
Mohammed Nizamuddin
Frans Roffel

Michal Janiszewski
Hady Bouserhal
Harshad Joshi
Salim Khouri
Yauheni Chvanau
Max Kostyrkin
Frank Boateng
Riaan Meyer
Gregory Salwen
Daphine Little
Ramunas Butenas
Luis Jaime
Kim Svensson
Chris Racusen
Kamil Stuchlik
Cameron Miles Wyatt
Ovidiu Farauanu
Caleb Cory Lankford
Jyri Kytomaki
Boris Voronin
Jacques Lalancette
Gregory McHale
Henrik Marstrand
Mike Orth
Tien Lee
Stephen Anagnostos
Marek Nenadal
Byron Massey
Markus Harhio
Marcos Pereira REIS
Daniel Struan Travis Young
Barry Toner
Barrie Mullins
Brian O'Riva
Tamas Lugosi
Mark Edwards
Christine Keys
Sean Thompson
Manfred Frank
Don Albert
Oswald Jude Cordeiro
Ankur Sharma
Raoul Pollicino
Bilger Guillaume
Marc Wohl
Michal Stoppa
Reed Porter
Nancy Rowe
Harry Stewart
Brian Augenstein
Michael James
Atle Hellvik Havso
Eric Schuetz
Glenn Cattanach
Tien Duc Dang
Gregory E Nelson
Pamela Buchanan
Carl Barbitta
Joseph Zamzow
Dhruv Mukul
Wiktor Kozak
Tobias Geijersson
Hugo F.R. Afonso
Amirhossein Teymouri
Debra Hyde
Rainer Binggeli
Marilyn Moragne
Jon Gutknecht
Cade KOYAMA
Andrei S
Egor M
Trent Cooksley
Marina REZNIKOVA
Cynthia M Harding
Marina Gulakova
Harmen Pijpers
James Perris
Bogdan Nedelcu
Cailin Smith
Louis Brinkman Jr
Ahmed Saad
Christian Frederik Hviid
Wyatt Hanna
Karen Emmanuel

Ievgen Savenko
Swapnali Puradkar
Raine Revere
Rohan Patil
Theresa Landauer
Manish Chabria
Luis Soto
Fred Lopez
Dennis Milone
Jonathan Stec
Thomas Samson
Daniel Roig
Stan Alex
Stefan Thoustrup Nielsen
Joel Jenkins
Dave Myers
David Ravden
Brian Lucas Kaczmarek
Jan Pokorny
Massimo Merighi
Viktor MITOVSKI
Jason Poage
PEDRO DORREGO
Dustyn Peterson
Ivan Memruk
Leandro Machado
Jose Fernando Vega
Christian Valentin
Chris Pereira
Ryan Rosado
John Danesi
Matthew B Vickers
Michael Wassong
Eric Vu
Tai Dao
Pirosca Ioan Ovidiu
Jason Iorio
William Keith Honea
Claudia Bittmann
Alexander Fry
Pawel Walesa
Vadim Dorofeev
Dan Kelliher
James Valles Jr
Tobias Eklund
Markus Beckers
Mark Westblade
Christian Schalt
Eric Jaconetti
Richard Gilleland
Clifford Peters
Ashwin Balasubramanian
Vincent Mulhollon
Stefan Trondl
James De Grasse
Paul Binkley
Lazaros Velaetis
Decius Vickerie
Anthony P Alvarez
Armon Agobian
Niklas Lindstrom
Jose G Quinonez
Dimitar Dimitrov
Alex Busenius
Emil Rakhamimov
Struan Clark
Willie Kirby
Matthew Phillips
Richard McDonald
Sofia Dietrich
Nathan Paul Simons
Matt Musante
Hardik Shah
Pierre Vanderpol
Katharina Albert
Bruno Mc Kenzie II
Dani Habtom
Jack Marszalek
Dale Garriock
Ryvyr Mutsu
Tomi Hautala
Ventsislav Mashev
Alan Shindel
William Schneider

Graeme Duffey
David Yamanoha
Takao Ishigaki
Beverly Bernard
Isabel Cordoba
Neil CADMAN
Jerymiha Silverston
Jason W Overley
Stefano Reghellin
Tim Powell
Shaun To
Michael Miller
Jurjen Koopmans
Tom Coxen
Ben Ross
Constantino Voulgaris
Hakan Lindestaf
Filip Kuna
Mick Agerup
Natasha Shirawadekar
ZIAD GHANDOUR
Cam Dunn
Martin Kolar
Roman Yakushkin
Jeremy De France
Jared Spiegel
Hans Donner
Yuri Niyazov
Slavik Vin
Francesc Pruneda
Steven Gregory Dittmar
Fabien Renaudin
John Maccini
Frank B
Marin Kolega
Brandon Palmer
Scott Buszard
Lawrence Rinderle
Arnold Nowinski
Kyle Grace
Lukas Krzesinski
Michael Wilkes
Hartmut Schaefer
Sharon Tiplady
Siegfried Kiermayer
Christos Pazaras
Alexander Tomisch
Danilo R Barile
Richard Lee
Julian Barrell
Bob Tokoly
Damien Morrison
Randy Chap
Mike Hatfield
Michael Marton
Robert Debord
Jimmy Martin
Vladyslav Ovchynnikov
Niklas Ekengren
Guy Marshall
Damon Bradley
Zachary Waske
Charles Hawley
Jeffery Martin
Robert E Hollins
William Kimball
Cody Perkins
Armando Puente
Jozsef Racz
Peter Segal
Plamen Mihaylov
Robert Reid
Nader Mansour
Dustin DuBose
Tonny Hansen
Thomas Denney
Glenn Toth
Christophe EMBERGER
Cristian Catalan
Slobodan Miskovic
Felipe Mendez
Frantz PetitFrere
James Brandon
Brandon MANN

John S Coward
Robert Oneal
IRA Bell
Lawrence J Masotti
Kyle Creasey
Sergije Zukov
Almir Sarajcic
Nikki Karg
Stephen Bird
Cody Jones
Nandor Prekop
Mihai Sirianu
Justin Majors
Long Van Tu
Leonard Hall
Dylan Bloyed
Milosz Tanski
Christian Nalls
Denys Lebediev
Andy Williams
Kyle Straker
Souvelain ARNAUD
Yury Vdavichenka
Vlad Roussakov
Rodrigo Lima
Joseph Pry
Cameron Gary
Grant Saunders
Mark Westdijk
Edwin Rodriguez
Laura Fox
Rebecca Putinski
John Karahalios
Blake Williams
Farhan Syed
Trond Arle Toft
Ray Scoggins
Michel Rosset
Thales Toniolo
Weyman Richard Howard
Cassie Collings
Chris Nienhaus
Tara Holfeld
Paul Yatsco
Zaji Obatalata ZAJRADH...
Marc Sendich
Carl Muller
Henry Sparks
Eduardo Ramirez
Sanjeev Munjal
Steven Mszyco
Peter P Shaginaw
Maria Quintana
Griffin Nelson
Ryan Dunning
Andre Page
Mark Powell
Leonora L Uy
Ryan Shoulders
Syed Faisal Akber
Jared Nyman
Taras Hryniw
Gabriel Lanoza
Elija Hart
Richard Bailey
Anthony Bradford
Alex Angliker
Marius Lucian Neag
Decio Ferreira
Jon Copeland
Edwin Wanner
Dan Avrukin
Alaric Battle
Aleksandar Serbetar
Van Riley
Robert Noack
George Evans
Glenn Eisenhut
Georgi Lyubenov Georgiev
Andrew Salkey
Lalmy Nasr Ellah Ilyes
Tyrone Nakahara
Christopher Erckert
Bruno Rocha

Thank You!

From the Digitally Imported Team



Ari Shohat
Founder and CEO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gregory Ari Shohat	CEO @ Digitally Imported, Inc	2000

Officers

OFFICER	TITLE	JOINED
Gregory Ari Shohat	CEO	2000

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Gregory Ari Shohat	11,213,211 Class A Common Stock	95.6%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

The company is a party to a master services agreement which was originally entered into as of July 1, 2015, as amended by a first amendment dated January 1, 2017 and a second amendment dated April 1, 2017 and a third amendment dated May 1, 2018 by and between the company, as successor to AudioAddict, Inc.. and Radio Now, LLC, under which the company will provide: services to Radio Now, LLC, such as developing, maintaining and operating a subscription membership system on the basis of SaaS; tools, software and APIs to power general streaming operations of Radio Now, LLC's website, subscription membership site and general public site; streaming services to Radio Now, LLC's website; hosting services to Radio Now, LLC's website; services to develop and maintain mobile apps and software that are white labeled; and services to handle and maintain advertising integration into its streaming systems, allowing advertising to be served on Radio Now, LLC's network of channels. In consideration of these services, the company will retain 65% of gross monthly collections for membership subscription fees and Radio Now, LLC will receive the remaining 35%. Furthermore, the company will retain 65% of monthly collections from all sources for advertising facilitated by the company after commission fees are paid to third party agencies, and Radio Now, LLC will receive the other 35%. The company merged with AudioAddict, Inc. on or about December 2, 2016. Radio Now, LLC is owned by Gregory Ari Shohat, the company's CEO and majority shareholder.

There have been Notes Payable between the Company and Radio Now, LLC.:

Creditor: Radio Now, LLC (formerly Sky FM, LLC) Original Principal Amount of Debt: $100,000 Interest Rate: 1.80% Loan Date: May 7, 2014 Maturity Date: May 15, 2019 Other Material Terms: Note was made by AudioAddict, Inc. to Sky FM, LLC. Digitally Imported, Inc. and AudioAddict, Inc. merged on or about December 2, 2016, with Digitally Imported, Inc. being the surviving entity; Sky FM, LLC (now Radio Now) and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC) Original Principal Amount of Debt: $50,000 Interest Rate: 1.89% Loan Date: July 2, 2014 Maturity Date: July 15, 2019 Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC) Original Principal Amount of Debt: $50,000 Interest Rate: 1.90% Loan Date: November 20, 2014 Maturity Date: November 15, 2019 Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC) Original Principal Amount of Debt: $50,000 Interest Rate: 1.75% Loan Date: January 20, 2015 Maturity Date: January 15, 2020 Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC) Original Principal Amount of Debt: $50,000 Interest Rate: 1.70% Loan Date: February 19, 2015 Maturity Date: February 15, 2020 Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC) Original Principal Amount of Debt: $50,000 Interest Rate: 1.47% Loan Date: March 13, 2015 Maturity Date: March 15, 2020 Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC) Original Principal Amount of Debt: $25,000 Interest Rate: 1.53% Loan Date: May 22, 2015 Maturity Date: May 15, 2020 Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

For the years ended December 31, 2018 and 2017, $52,404 and $114,055 was repaid on these Notes to Radio Now, LLC. All notes were settled during the year ended December 31, 2018 and no balance remains outstanding.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Common Stock	20,000,000	377,250	No
Class A Common Stock	20,000,000	11,465,192	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	Up to 50% of outstanding company stock, however phantom stock is not equity in company; See Phantom Stock below for additional detail

Risks

The independent accountant who performed a review of the company's consolidated financial statements has issued a going concern opinion. The independent accountant who performed a review of the company's consolidated financial statements has issued a "going concern" opinion on the company's financial statements. The Company has sustained a net loss of $54,622 during the year ended December 31, 2018, has an accumulated deficit of $946,869 and $892,247 as of December 31, 2018 and 2017, respectively, and current liabilities exceeded current assets by $528,626 as of December 31, 2018. The company's ability to continue as a going concern in the next 12 months after the date of the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the company will be successful in these efforts. **The independent accountant observed that these factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classificat ion of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the company be unable to continue as a going concern .**

You can't easily resell the securities. The securities are "restricted," which means you can't resell them freely (and you might need to pay a lawyer if you do resell them). More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Use of proceeds. The company has broad discretion on how to allocate the proceeds received as a result of this stock sale and may use the proceeds in ways that differ from the proposed uses discussed in this Form C. If the company fails to spend the proceeds effectively, its business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

Increasing costs of user acquisition in the digital media ecosystem could have a negative impact on margins. If marketing and other costs necessary in order to gain users increase, our profit merging may be adversely impacted and our financial results may suffer.

Hacking of software and databases or other electronic disruption of business operations (e.g. denial of service attack) . Our services are rendered online. Any software or database or electronic disruption of business operations attack would have a materially adverse impact on our ability to provide any of our services.

Value Added Tax (VAT).

The Company's business qualifies as an "Electronically Supplied Service" under the EU VAT regulations. Until January 1, 2017, the Company had not collected and, thus, had not remitted VAT. As the burden of collection is with the supplier of the Electronically Supplied Service, this could represent unasserted potential claims against the Company that could result in a loss to the Company in a material amount for the years in which the Company sold its subscriptions into the European Union. The Company has taken all steps as of January 1, 2017 to properly collect and remit VAT for sales to European Union customers.

Regulatory or licensing contract changes are always a possibility (increased music royalties) . Changes in governmental regulation regarding music distribution or our industry could adversely impact our ability to provide the services we historically provided to our users and subscribers. Moreover, changes in the terms of the various licensing and royalty agreements to which we are a party could cause us to modify the types and amount of music and service we can provide to our users and subscribers. Such changes could undermine our business model and affect our ability to earn revenues we historically have been able to earn.

Intellectual Property. The company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent and copyright protection for its methods of producing the services, preserving its service and trade marks, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that (i) any company - related patents or copyrights will be issued from any pending or future patent applications; (ii) the scope of any patent or copyright protection will be sufficient to provide competitive advantages; (iii) any patents or copyrights the company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the company patents, copyrights and its other proprietary rights. Unauthorized parties may try to copy aspects of services, products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, would be time-consuming and could have a material adverse effect on our business, operating results and financial condition, may be necessary to enforce our patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent or copyright infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims.

The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations. We depend upon timely availability of adequate working capital in order to meet the objectives of our technology development and business plans. We estimate that the additional externally-generated equity investment will allow for the company to achieve self-sustaining positive cash flow and currently plan that this funding will be provided by the proceeds of this offering, but there can be no assurance that positive cash flow will ever occur. There can be no assurance that the company will sell the maximum number of shares offered in this offering, or that our development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If the company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of our sales; limit our ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company's working capital requirements may significantly vary from those currently anticipated.

The company may need more money. The company might not sell enough securities to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if it sells all the securities it's offering now, it will probably need to raise more funds in the future, and if it can't get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms

The company is controlled by Gregory Ari Shohat. Gregory Ari Shohat, the CEO of the company, currently holds approximately 95% of all of the company's voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

The company depends on a small management team. The company depends on the skill and experience of Gregory Ari Shohat. If the company is not able to call upon one of these people for any reason, its operations and development could be harmed.

Does anyone want this service and will they pay enough for it? The company will only succeed (and you will only make money) if there is sufficient demand for this service, people think it's a better option than the competition and the company has priced the services at a level that allows the company to make a profit and still attract business.

We are competing against larger and more established service providers. We are a small service provider in a market that has many large service providers and will have to compete against companies with large marketing budgets and established distribution channels.

Some of the company's investors have greater voting rights than you do. The terms of the Class B Common Stock include the restriction on the voting rights of the holders thereof. As a holder of Class B Common Stock, you have no voting rights, except as required by law. Aside from the statutory rights you may have, your ability to affect decision-making at the company is significantly limited. Your investment in the company is therefore riskier than the investment made by these investors.

Technology vulnerabilities. It is possible that company's servers, software, platforms, websites and hardware may be vulnerable to unauthorized access, system failures and other security problems. Persons who circumvent security measures could wrongfully use its technology incorrectly or cause damage to its operations. It may be necessary for the company to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any such breaches. Although our plans are to always utilize industry standard security measures, these measures may prove to be inadequate and system failures and delays may occur that could have an adverse effect on the company's financial condition, operating results and cash flow.

Our people are our most important asset. If we lose our key staff, we may have difficulty continuing our business as anticipated. The company's future success depends on the continued services and performances of key management, consultants and advisors. Our future success may further depend on the company's ability to attract and retain additional key personnel and third party contractual relationships. If the company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

Any valuation at this stage is pure speculation. No-one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- Royalties and Licenses . Our business model depends on receiving licenses to stream and disseminate music and copyrighted material of other parties, to whom we must pay royalties. Loss or disruption of licenses or increases in royalty payments would have a direct and adverse impact on the company's ability to operate. Furthermore, the business model of the company depends on licensing rights in each of sound recordings and compositions under licenses from the applicable collective rights management or societies in each relevant territory. These rights include, chiefly, the so-called "Performing" right (to stream and distribute music online) but may also include the so-called "Mechanical" right to copy music onto digital databases for distribution purposes. The company's service is primarily intended for and available to users in the United States of America, the Netherlands, the United Kingdom and Canada. In each of these countries, all necessary rights in respect of sound recordings and compositions are available on a "blanket" basis from monopoly (or oligopoly) collection societies and the company has either obtained the necessary licenses or is in advanced stages of negotiation with the licensors. Such negotiations that are still ongoing in these countries are expected to conclude in the short-term. Therefore, assuming that the company remains engaged with such licensors and is prepared to pay license fees in future at or near the amount that it has paid to date, the company's EU-based licensing advisors consider that there is no substantial legal or commercial risk in these territories.

The company's services, however, are accessible by internet users globally, irrespective of location. For territories where the company has not concluded any music licenses and does not (yet) have an ongoing relationship with applicable licensors, there is a risk that the company may be threatened with demands for license fees and/or legal claims for unauthorized use of sound recordings or compositions. On a practical level, the company's financial risk in any event is not likely to exceed a "fair and reasonable" license fee for the actual use made of those sound recordings and/or compositions in the applicable territory (plus any legal fees for local assistance with such claims). According to the company's advisors, whilst this risk is made far worse in the U.S. due to claims regularly made for very substantial "statutory damages," no other relevant country has any comparable regime. It should be noted that in some territories claims can be uplifted for "flagrant" unauthorized use but, based on the company's behavior to date, the chances of receiving any such claim are very low.

The company may choose (now or at some point in future) to mitigate such risk by initiating contact with relevant licensors in certain territories, but this would need to be managed on a case-by-case basis and, due to normal usage fluctuations for a music service of this kind, the risk in each case may vary widely over time. More commonly, music services mitigate such risk simply by accruing funds in the amount of a "fair and reasonable" license fee (as conservatively determined in conjunction with advisors) to account for actual usage in each territory on an ongoing basis. Moreover, licensors in certain territories will from time to time undergo structural or systemic changes which potentially could lead to loss or disruption of licenses, or increased demands for license fees, which could have a direct and adverse impact on the company's financial position and/or ability to operate. It may be possible for the company to accrue additional amounts to mitigate such potentially-wider risk, but this is impossible to predict with any reasonable measure of certainty and would need to be managed on a case-by-case basis.

The terms of the U.S. compulsory license for webcasting require that a royalty be paid for the transmission of all or any portion of an identifiable sound recording to a transmission recipient. While the company for many years considered a DJ compilation mix or show to be an identifiable sound recording for performance reporting purposes, the company was notified this practice was not acceptable. It is possible that the company could be found liable for additional music royalties in connection with performance of individuals tracks within such mixes/shows. In June 2015, the company began offering a portion of DJ compilation mixes and shows for interactive playback to paying subscribers in the United States and Netherlands. The individual tracks within these mixes and shows were not identified and it is likely that a large portion of the individual tracks are not licensed for interactivity. While this activity represents an insignificant amount of total listening in these countries, copyright violations in the United States especially can be significant.

Market and Market size. Our potential market may not be as large or our industry may not grow as rapidly as anticipated. With a smaller market than expected, we may have fewer customers. Moreover, the potential markets for products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing services and products, the introduction of new services and products, and changing customer demands. The company's success could depend on our ability to respond to changing service and product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the principal shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal shareholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The principal shareholders have the right to redeem their securities at any time. The principal shareholders could decide to force the Company to redeem their Class A securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Digitally Imported, Inc.

- New York Corporation
- Organized August 2000
- 5 employees

501 S Cherry St
Suite 575
Denver CO 80246

http://www.di.fm

Business Description

Refer to the Digitally Imported profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Digitally Imported is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile
Jobs
Press
Blog
Charter

Investors

Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders

Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello

hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/digitallyimportedinc/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* ***Terms*** *&* ***Privacy Policy****. If investing, you accept our* ***Investor Agreement****. You may also view our* ***Privacy Notice****.*